Exhibit 99.1

Check-Cap to Present at the 2nd Annual Disruptive Growth &
Healthcare Conference on February 15

ISFIYA, ISRAEL / ACCESSWIRE / February 8, 2017 / Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK, CHEKW), a clinical stage medical diagnostics company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening, announced today that Bill Densel, CEO of Check-Cap, will be presenting at the 2nd Annual Disruptive Growth & Healthcare Conference on Wednesday, February 15 at 9:30AM EST.

To access a live webcast of this presentation, please visit http://ir.check-cap.com/. A replay will be available following the presentation.

Colorectal cancer is the second leading cause of cancer death in the U.S., with an estimated 134,000 diagnoses and 49,000 deaths in 2016. Despite compelling evidence that screening can detect colorectal cancer and precancerous polyps, nearly one-third of the recommended adult population has never been screened. The C-Scan® system was designed to improve the patient experience by eliminating the features of existing screening methods, such as bowel preparation, invasive procedure, and sedation, that pose a barrier to test completion.

The 2017 Disruptive Growth & Healthcare Conference will offer the exclusive opportunity to discover life science companies focusing on solutions to unmet medical needs and growth companies with disruptive technologies and business models.

For those interested in attending, please contact Richard Kreger at rkreger@rhk.capital or visit www.DisruptNYC.com for more information.

About Check-Cap Ltd.

Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, the first capsule-based system for preparation-free, colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness, and sedation. The C-Scan system is currently not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact:

Investors
David Carey
Lazar Partners Ltd.
212-867-1768
dcarey@lazarpartners.com

Vivian Cervantes
PCG Advisory
212-554-5482
vivian@pcgadvisory.com

Media
Erich Sandoval or Rob Sawyer
Lazar Partners Ltd.
213-908-6226 or 212-843-0209
esandoval@lazarpartners.com
rsawyer@lazarpartners.com

SOURCE: Check-Cap Ltd.